EXHIBIT 23.1

W.D. VON GONTEN & CO.

February 12, 2003

Contango Oil & Gas Company

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

Re: Contango Oil & Gas Company—Form 10-QSB for the Quarter Ended December 31, 2002

Gentlemen:

The firm of W.D. Von Gonten & Co. consents to the use of its name and to the use of its report dated January 9, 2003 regarding Contango Oil & Gas Company’s Proved Reserves and Future Net Revenue as of January 1, 2003 in Contango’s Form 10-QSB for the Quarter Ended December 31, 2002.

W.D. Von Gonten & Co. has no interests in Contango Oil & Gas Company or in any affiliated companies or subsidiaries and is not to receive any such interest as payment for such reports and has no director, officer, or employee otherwise connected with Contango Oil & Gas Company. Contango Oil & Gas Company does not employ us on a contingent basis.

Yours very truly,

W.D. VON GONTEN & CO.

/s/ WILLIAM D. VON GONTEN, JR.

William D. Von Gonten, Jr.

President